Filed by: Callon Petroleum Company
Pursuant to Rule 425 under the
Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Callon Petroleum Company
Commission File No.: 001-14039

On January 19, 2024, Corporate Communications of Callon Petroleum Company ("Callon"), distributed the following email communication to Callon employees:
Initial Q&A Now Available
Q&A now available on One Callon
Dear Team Callon,
We understand that the upcoming merger has generated a lot of curiosity and questions among our valued employees. To ensure transparency and provide you with the information you need, we have compiled a Q&A document addressing many of the questions that were submitted to the Q&A portal.
This document aims to address common queries and concerns that have arisen through the portal that can be answered at this time. Please know that we are continuing to work with the APA counterparts, and we will provide additional information as it becomes available.
We want to remind you that our Q&A portal remains open and available for any additional questions or concerns you may have.
To explore the current Q&A or to submit a question to the Q&A portal, please visit the OneCallon home page at: https://one.callon.com/
Thank you for your ongoing support and collaboration.
Questions and Answers
Dear Callon Team,
We understand that the upcoming merger has generated a lot of curiosity and questions among our valued employees. To ensure transparency and provide you with the information you need, we have compiled a Q&A document addressing many of the questions that were submitted to the Q&A portal. This document aims to address common queries and concerns that have arisen through the portal that can be answered at this time. Please know that we are working with our APA counterparts, and we will provide additional information as it becomes available.
We want to remind you that our Q&A portal remains open and available for any additional questions or concerns you may have. To submit your questions, please visit the Q&A portal which can be found on OneCallon, the company’s intranet.
This Q&A document is designed to address the most pressing questions from our employees. However, should you have any additional concerns or require further clarification, we encourage you to reach out to the designated contact listed within the document.
The information below is summary information only, and the terms and conditions of all applicable plan documents, agreements, policies, and programs will control. For purposes of these questions, we have assumed the pending acquisition will close in second quarter of 2024, subject to shareholder and regulatory approvals and satisfaction or waiver of other closing conditions, but the fact and timing of the closing of the transaction is not guaranteed.
Questions on What Happens Before Closing:
1.How does the transaction impact Callon’s annual compensation and performance cycle?
We will be conducting a typical compensation and performance cycle in the coming weeks, including base pay increases, merit-based promotions and long-term incentive grants for eligible employees. These actions will be completed prior to the closing of the transaction, and you can expect to have a total rewards conversation with your supervisor in March. In addition, your supervisor will be discussing your individual performance with you in the coming weeks to provide feedback; however, employees will not be assigned a Performance Assessment Category (“PAC”) score for 2023.
2.Will there be 2024 base pay increases for employees?
Yes. As previously communicated, all employees will receive a flat base pay increase effective January 14, 2024. You will see this reflected in your February 2nd paycheck. In addition, a small proportion of the Callon team may receive an additional base pay increase in March to reflect promotions, job scope changes, or further market alignment.
3.When will 2023 Annual Incentive Compensation Plan (“AICP”) bonuses be paid?
All eligible employees will receive their 2023 bonus payment prior to the closing of the transaction; the exact date of payment has not yet been determined. The Board of Directors will evaluate our performance relative to the established enhanced bonus metrics announced in November. After the Board has taken action, we will communicate the results to you.
4.Will there be a 2024 bonus program?
The 2024 bonus program will be established in the ordinary course. We will be announcing Callon corporate performance metrics for 2024 in the coming weeks, and your supervisor will communicate your individual bonus target to you as part of your total rewards discussion in March.
5.Will Callon make 2024 LTIP grants?
Yes. We plan to make long-term incentive grants to eligible exempt employees prior to the closing of the transaction. If eligible, you will receive information about your 2024 LTIP grant in March as part of your total rewards discussion with your supervisor.
6.Is there a Hiring Freeze?
No, we do not have a “hiring freeze”; however, we are naturally being more selective about hiring new employees right now and are laser-focused on “core” business needs that are critical for near-term execution. HR is diligently working with supervisors to fill those positions and our referral program remains active. Details of the referral program can be found on OneCallon, the company’s intranet.
7.Are there any changes to the Callon 401(k) plan at this time?
No. Callon intends to continue providing the 2% profit sharing contribution and matching contributions of up to 6% of eligible earnings through the closing of the transaction.
8.Can I change my 401(k) deferral election? If so, how often can I change it?
Yes, you can change your deferral election at any time and as often as you’d like by viewing your account in the Fidelity Net Benefits Portal at https://nb.fidelity.com/public/nb/401k/home. You may also call a Fidelity 401(k) Representative at 800-421-3844. You may defer up to 85% of your eligible earnings. The maximum individual deferral amount for 2024 under IRS rules is $23,000. If you are age 50 or older, you may be eligible to make an additional “catch-up contribution” of up to $7,500 on a pre-tax basis. Note that if you reach that individual maximum prior to the end of the calendar year you will no longer be eligible for matching contributions under the Callon 401(k) Plan.
9.Will my 2024 Tuition payment be reimbursed?
Yes, the Callon tuition reimbursement program is continuing in effect per program guidelines. Please submit your tuition reimbursement request with the required information no later than 45 days from the completion of your course. Reimbursement will be honored even if your course is completed after the closing date of the transaction.
Questions on What Happens At Closing:
10.What happens to my Employment at closing?
Your employment will continue with Callon, which will be a subsidiary of APA. You will remain an “at will” employee, meaning your employment can be terminated by APA or by you at any time.

11.What happens to my health and welfare benefits at closing?
At closing, all continuing employees will become eligible for APA benefits. More information will be provided about APA benefits at a later date. Your pre-closing deductibles and out-of-pocket expenses will be recognized by the applicable APA plans for that plan year.
12.What happens to Callon (CPE) stock at closing?
Each vested share of CPE stock will be converted into the right to receive 1.0425 shares of APA Corporation (APA) stock, and any resulting fractional APA shares will be cashed out. This conversion will occur through your brokerage account.
13.What happens to Callon restricted stock units (RSUs) at closing?
All Callon RSUs with “single trigger” vesting provisions will be cancelled and converted into the right to receive 1.0425 shares of APA stock for each underlying share of Callon stock, with fractional shares rounded to the nearest whole number of shares. All Callon RSUs with “double trigger” vesting provisions will automatically convert into APA RSUs based on the 1.0425 exchange ratio, with fractional shares rounded to the nearest whole number of shares. This conversion will automatically occur through your Fidelity account. Please see the chart at the end of this document for a visual example of RSU vesting provisions.
14.Do my RSUs vest at closing?
Any Callon RSUs with “single trigger” vesting provisions (including the special November 2023 grant) will automatically vest at closing. Any Callon RSUs with “double trigger” vesting provisions will vest on the earlier of (i) their original vesting dates or (ii) in the event you are terminated by APA without cause within 2 years of the closing date, upon your termination. Please see the chart at the end of this document for a visual example of RSU vesting provisions.
15.What happens to my cash performance units (CPUs) at closing
Any unvested Callon CPUs will be assumed by APA at a value equal to the greater of target or actual performance at the time of closing. The Callon Board will be setting 2024 free cash flow targets for the previously-granted 2023 CPUs in the coming weeks. We will communicate those targets once they are available.
Questions Around What Happens After Closing:
16.What happens if my employment is terminated by APA?
If you are terminated by APA without cause within 1 year of the closing date of the transaction, you will be eligible for change in control severance benefits under Exhibit B of the Callon Petroleum Company Severance Pay Plan which can be found on OneCallon, the company’s intranet. This includes:
•52 weeks of base pay
•Pro rata target bonus for the year of termination (and the annual bonus for the prior calendar year if it has not yet been paid)
•12 months of subsidized COBRA benefits for you and your covered dependents (unless you obtain other employment that offers group health benefits or receive health benefits through benefit plans offered by your spouse’s employer)
In addition, if you have outstanding Callon long-term incentive awards at the time of termination and you are terminated by APA without cause within 2 years of the closing date of the transaction you will be entitled to:
•Accelerated vesting of all outstanding CPUs that were issued by Callon; and
•Accelerated vesting of all outstanding RSUs that were issued by Callon (i.e., “double trigger” vesting). Please see the chart at the end of this document for a visual example of RSU vesting provisions.
17.Will my severance benefits be eligible to be contributed to the 401(k) plan?
No, severance benefits are not eligible earnings and cannot be contributed to the 401(k) plan.

Other Questions
18.Should I reach out to my counterpart at APA to plan for the transaction?
In a word: No. As previously discussed, we are in the process of setting up a formal, joint integration structure with APA that will plan for the post-close integration of the companies within legal guidelines. Until the proper approvals are gained and the transaction is closed, we must continue to operate as independent companies within the applicable anti-trust and other legal parameters.
19.What if I am contacted by a third party about the transaction?
As a reminder, under Callon policies only designated senior leaders are authorized to speak publicly on behalf of the Company. Should you be contacted by the media, an investor, or any third party inquiring about the transaction, please do not respond to the inquiry. Instead, please forward any pertinent messages to ir@callon.com. In addition, please refrain from discussing transaction details openly on public platforms, including but not limited to social media, chat forums and public gatherings. If you are contacted by a current Callon vendor, you are only authorized to discuss Callon business (pre-closing) within the scope of your role; do not discuss or speculate about the transaction or post-closing business plans.
20.When will I know if I have a job with APA?
We are working with the APA team to begin outlining an integration plan but do not yet have a timeline or defined process for employment decisions. We will provide updates as they become available but expect it will take several more weeks before steps are in place for post-closing employment decisions.
21.What if I voluntarily leave?
If you voluntarily leave Callon prior to the closing of the transaction, you will forfeit your 2023 bonus (if not yet paid) and your long-term incentive awards, and you will not be eligible for severance. If you voluntarily leave APA after the closing of the transaction, you will forfeit your long-term incentive awards and will not be eligible for severance.
22.How can I access the details of my RSUs?
You can obtain information about your Restricted Stock Units in your Fidelity account. To view your account balance and stock plan information, go to Fidelity.com or call a Fidelity Stock Plan Services Representative at 800-343-3548. You can also visit the stock plan resource center via https://www.fidelity.com/go/stock-plan-services/overview.
23.How to access 401(k)
To view your account information, log in to the Fidelity Net Benefits Portal at https://nb.fidelity.com/public/nb/401k/home or call a Fidelity Benefits Center Representative at 800-421-3844.

RSU Vesting Scenario Example for Non-Officers
The dates used below are used for illustrative purposes only.

RSUs - Non-Officer Vesting Schedule Examples

Single Trigger Example:
1. CIC Transaction Close of May 1, 2024
2. Employment continues with APA

RSU Vesting for Non-Officers Example Closing Date
Grant Date
Example Closing Date
"5/1/24"
Vesting Schedule
4/1/24
10/1/24
11/15/24
4/1/25
10/1/25
4/1/26
4/1/27
2021
2022
2023
Nov.
2023
2024
Normal Vest (on schedule) or Double Trigger Vest (with CIC and qualifying termination)
Single Trigger Vest - Original Vest Scheduled Within 18 months of Transaction Close
Single Trigger Accelerated Vest

Double Trigger Example:
1. CIC Transaction Close of May 1, 2024
2. Termination Date of Aug. 1, 2024

RSU Vesting for Non-Officers - Example for Aug. 1, 2024 Termination
Grant Date
Example Closing Date
"5/1/24"
Example Termination Date
"8/1/24"
Vesting Schedule
4/1/24
10/1/24
11/15/24
4/1/25
10/1/25
4/1/26
4/1/27
2021
2022
2023
Nov.
2023
2024
Normal Vest (on schedule)
Original Double Trigger Vest Schedule (accelerates to vest on Termination date)
Original Single Trigger Vest Schedule (accelerates to vest on close date)
Date of Accelerated Double Triggered Vest in Scenario
Date of Accelerated Single Triggered Vest in Scenario

Note: All 2024 grants that are scheduled to vest within 18 months of a change-in-control transaction close have a "single trigger" and will accelerate to vest on the day of closing. Any grants that are scheduled to vest past 18 months of a transaction close have a "double trigger" and will vest on schedule, or on the date of a qualifying termination.

2023 Callon Presentation | 1

No Offer or Solicitation
Communications in this e-mail are for informational purposes only and are not intended to and do not constitute an offer to sell or a solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, with respect to the proposed transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).
Additional Information and Where to Find It
In connection with the proposed transaction, APA will file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a joint proxy statement of Callon and APA and a prospectus of APA (the “Joint Proxy Statement/Prospectus”). The proposed transaction will be submitted to Callon’s stockholders and APA’s stockholders for their consideration. Callon and APA may also file other documents with the SEC regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be sent to the stockholders of Callon and APA. This e-mail is not a substitute for the Registration Statement and Joint Proxy Statement/Prospectus that will be filed with the SEC or any other document that Callon or APA may file with the SEC and send to Callon’s stockholders and/or APA’s stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CALLON AND APA ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED

FROM TIME TO TIME, AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CALLON, APA, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.
Investors and security holders will be able to obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus, as each may be amended or supplemented from time to time, and all other relevant documents that are filed or will be filed with the SEC (when they become available) through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Callon will be made available free of charge on Callon’s website at http://www.callon.com under the “Investors” tab or by contacting Callon’s Investor Relations Department at (281) 589-5200 or IR@callon.com. Copies of documents filed with the SEC by APA will be available free of charge on APA’s website at https://www.apacorp.com.
Participants in the Proxy Solicitation
Callon, APA and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Callon’s stockholders and APA’s stockholders in connection with the proposed transaction. Information regarding the executive officers and directors of Callon is included in its definitive proxy statement for its 2023 annual meeting filed with the SEC on March 13, 2023 and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at http://www.sec.gov or by accessing Callon’s website at http://www.callon.com. Information regarding the executive officers and directors of APA is included in its definitive proxy statement for its 2023 annual meeting filed with the SEC on April 11, 2023 and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at http://www.sec.gov or by accessing APA’s website at http://www.apacorp.com. Investors may obtain additional information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, by reading the Registration Statement, Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Stockholders of Callon and APA, potential investors and other readers should read the Joint Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions.
Cautionary Statement Regarding Forward-Looking Information
Certain statements in this e-mail concerning the proposed transaction, including any statements regarding the expected timetable for completing the proposed transaction, the results, effects, benefits and synergies of the proposed transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding Callon’s or APA’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995.
These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, failure to obtain the required votes of Callon’s stockholders or APA’s stockholders to approve the transaction and related matters; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction -related issues; the ultimate timing, outcome and results of integrating the operations of Callon and APA; the effects of the business combination of Callon and APA, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity price changes; and the risks of oil and gas activities. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.
Additional factors that could cause results to differ materially from those described above can be found in Callon’s Annual Report on Form 10-K for the year ended December 31, 2022 and in its subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2023, June 30, 2023 and September 30, 2023, each of which is on file with the SEC and available on Callon’s website at http://www.callon.com under the “Investors” tab, and in other documents Callon files with the SEC, and in APA’s Annual Report on Form 10-K for the year ended December 31, 2022 and in its subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2023, June 30, 2023 and September 30, 2023, each of which is on file with the SEC and available on APA’s website at http://www.apacorp.com under the “Investors” tab, and in other documents APA files with the SEC.
All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Callon nor APA assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.